UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the quarter and year ended 30 June 2006
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes        No X

REVIEW FOR QUARTER AND YEAR ENDED 30 JUNE 2006
QUARTERLY HIGHLIGHTS
■
Higher gold price clearly demonstrates the gearing that Harmony has
■
Cash operating profit at R645 million (+ 111%)
■
Tonnes milled improve by 11%
■
Costs remained at similar levels, resulting in a positive impact on R/t unit cost
■
Successful implementation of CONOPS at Tshepong
■
Australian hedge book reduced by 75 000 oz
■
Upgrade of Golpu/Wafi resource by more than 20%
FINANCIAL SUMMARY FOR THE JUNE QUARTER
June 2006
March 2006
Gold produced – kg 17 243 17 464
– oz 554 373 561 477
Cash costs – R/kg 93 968 92 914
– $/oz 452 470
Cash operating profit – Rand 645 million 306 million
– US$ 100 million 50 million
Cash earnings – SA cents per share 163 78
– US cents per share 25 13
Basic loss – SA cents per share (11) (46)
– US cents per share (2) (8)
Headline loss – SA cents per share (52) (50)
– US cents per share (8) (8)
Fully diluted loss – SA cents per share (11) (46)
– US cents per share (2) (8)

TABLE OF CONTENTS
Chief Executive’s Review – June 2006 3
Safety report 3
The past quarter under review 4
Focus on our growth projects remains 7
– Capital expenditure – investing in our future 7
– Cash position 9
Operational review – South African Operations 10
– Quarterly profit comparison for operations 10
– Quality operations 10
– Leveraged operations 12
– SA surface operations (includes Kalgold) 12
Australian operations 13
– Australia – other projects 14
Growth projects 15
– Doornkop South Reef capital project 15
– Tshepong – Sub 66 decline project 17
– Phakisa capital project 19
– Elandsrand capital project 20
– Hidden Valley project 22
– Wafi/Golpu pre-feasibility study 23
Quarterly operating and financial results (Rand/metric) 27
Total operations – quarterly financial results (Rand/metric) 29
Total operations – annual financial results (Rand/metric) 31
Balance sheet (Rand) 33
Quarterly operating and financial results (US$/imperial) 34
Total operations – quarterly financial results (US$/imperial) 36
Total operations – annual financial results (US$/imperial) 38
Balance sheet (US$) 40
Condensed statement of changes in equity for the year ended 30 June 2006 41
Summarised cash flow statement for the year ended 30 June 2006 42
Summarised cash flow statement for the three months ended 30 June 2006 43
Reconciliation between cash operating profit and cash generated/(utilised) by operations –
year ended 30 June 2006 44
Notes to the results for the year ended 30 June 2006 45
Developmental results 48
Contact details 50

CHIEF EXECUTIVE’S REVIEW – JUNE 2006
“Harmony once again demonstrated that we offer to our shareholders significant upside potential when the gold price rises. We have stepped up our development rates to give us more mining flexibility which in turn will allow us to take advantage of the higher gold price. This is a process that will continue for the next 18 months, but we expect to start reaping the benefits by the end of the fiscal year.”
SAFETY REPORT
In terms of fatal accidents the safety performance deteriorated for the quarter under review and a number of action plans have been put in place to address the problem areas. However, there were a number of star performers that are worth mentioning. These include:
■
Merriespruit 3 who achieved 2 090 881 fatality free shifts, after going for over 7 years without any fatal accidents.
■
Joel mine is currently is standing on 1 292 662 fatality free shifts.
■
Brand 3, Unisel and St Helena have now collectively achieved just over 500 000 fatality free shifts.
■
Kalgold has accumulated a total of 2 213 605 fatality free shifts.
Fatality Injury Rate (Per Million Hours Worked)
3
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
2002
2003
2004
2005
Prog 2006

The LTIFR for SA operations decreased by 4,1% from 18.02 in March 2006 to 17.29 in June 2006. At the same time the SLFR increased from 430 compared to 424 in March 2006, a regression of 1,4%
Ten employees lost their lives in ten separate incidents during the past quarter. This is an overall regression of 21,5% on our fatality rate compared to the previous quarter. All these incidents occurred in Harmony’s
South African operations.
Unsafe behaviour by individuals remains our biggest problem and the company is paying urgent attention to this area. In order to re-energise safety awareness in Harmony, the company has introduced the “Sindile
Mosha” safety campaign, which is based on the “alertness” of the mongoose. Safety is a state of mind and we believe that deep level mining operations can be executed safely, without loss of live or damage to equipment.
The campaign began its roll out in mid June 2006 at Bambanani Mine and the response has been extremely positive. The roll out to the remainder of the group will be complete before the end of the first 2006/2007 quarter by March 2007.
Safety performance at the Australian operations was maintained at a high standard during the quarter with no lost time injuries. The current LTIFR of 3.3 for Mt Magnet and 2.2 for South Kal Operations is below the
Australian mining industry average of 4.3. Of particular note is the Treatment Plant at the Mt Magnet operations which achieved 2,473 days or 6.75 years without a lost time injury.
THE PAST QUARTER UNDER REVIEW
Tonnes milled
Production volumes in terms of tonnes milled (excluding surface sources) improved by 6% to 3.904 million tonnes. This improvement must be seen in the light that the June quarter had only one shift more than the
March quarter as a result of a number of public holidays in the South African. These included the following:
■
Easter Weekend – 4 shifts lost
■
Freedom day on 27 April – 1 shift lost
■
Workers day on 1 May – 1 shift lost
■
Youth day on 16 June – 1 shift lost
■
1 day stay-away called by Cosatu – 60% of operations affected
The Australian operations also managed to improve tonnes milled and came in 2% higher than the March quarter.
Recovery grades
Recovery grades at the South African underground operations were down by 9%. Recovery grades from surface mining was also down by 33% as a result of an adjustment to surface cut off grades to take advantage of the improved gold price received. At the Australian operations yields improved by 18%. The combined effect of the higher tonnes treated and the reduction in recovery grades were that gold production dropped by 1%.
It is worth noting that the completion of the implementation of CONOPS has made a significant contribution to the volume increases. As volume, or square metres broken is the main driver of production bonuses, this quarter was the first time in more than 2 years that most of our underground employees saw improved bonuses. As the extra tonnes came substantially from the existing working places, the face grade mined was similar to last quarter. With the build up in tonnages occurring progressively during the quarter, there was some lock-up of gold both in the shafts and in our plants. It would be realistic to expect that the recovered grade should be higher in the September quarter.

Cost Control
Total operating costs were marginally lower quarter on quarter despite much higher tonnages and had a significant positive impact on R/t unit cost, which came down by 10% from R363/t to R327/t. This assisted in keeping cost/kg at R93 968, up 1% from 92 914/kg. On the revenue side the gold price received for the
June quarter improved from R110 399/kg to R131 358/kg. This resulted in the cash operating margin improving from 15,9% to 28,5%.
The performance of the company is best highlighted in the following table:
June 2006
March 2006
%Variance
Production – kg 17 243 17 464 (1)
Production – oz 554 373 561 477 (1)
Revenue – R/kg 131 358 110 399 19
Revenue – US$/oz 631 559 13
Cash cost – R/kg 93 968 92 914 (1)
Cash cost – US$/oz 452 470 4
Exchange rate – USDZAR 6.47 6.15 5
Cash Operating Margins
June 2006
March 2006
Cash operating profit (Rm) 645,2 305,6
Cash operating profit margin 28,5% 15,9%
The net result was an improvement in the operating profit of R339.6 million or 111% compared to the
March 2006 quarter where Harmony made a profit of R305.6 million. The main reason for this improvement was as a result of the revenue received, which went up by 19% and tighter cost control that did not go up commensurately with the increased volumes that were mined.
Quarter on quarter cash operating profit variance analysis
Cash operating profit – March 2006 R305,6 million
– volume change R148,6 million
– working cost change R2,4 million
– recovery grade change (R172,3) million
– gold price change R360,9 million
– net variance R339,6 million
Cash operating profit – June 2006 R645,2 million
As can be seen from the above table, volume changes made a substantial impact to the bottom line results, but was offset by the drop in recovery grade. The net effect therefore came from the improved gold price.
However, Harmony’s gearing is clearly evident when one sees the impact that the change in gold price has made to the company’s bottom line earnings.

The restructuring process was completed during the year, where a number of loss-making operations were closed down. The impact of this restructuring is clearly evident in the cash operating costs that came down from R6.953 billion to R6.580 billion, a cost reduction of 6%. Harmony improved it’s cash operating profit by
68% year on year up from R868 million in 2005 to R1.458 billion in 2006.
Analysis of earnings per share (SA cents)
Quarter ended
Quarter ended
EARNINGS PER SHARE (SA Cents)
June 2006
March 2006
Cash earnings 163 78
Basic loss (11) (46)
Headline loss (52) (50)
Fully diluted loss (11) (46)
The net loss for the current quarter was R41 million (basic loss per share of 11 cents) compared to the net loss of R178 million (basic loss per share of 46 cents) for the previous quarter.
Reconciliation between basic and headline loss
Quarter ended
HEADLINE LOSS IN CENTS PER SHARE
June 2006
Basic loss (11)
Reversal of impairments (38)
Profit on sale of mining assets (3)
Headline loss (52)
Our cash earnings for the year to date was 371 cents per share.

FOCUS ON OUR GROWTH PROJECTS REMAINS
Despite the harsh financial and operating conditions encountered in the past year the company has remained focussed on rebuilding its growth strategy. Accordingly expenditure on all of the local and international growth projects continued as planned. During the past quarter a total of R485 million was spent on capital.
Of this R134 million was spent on our growth projects.
CAPITAL EXPENDITURE (RM)
Actual
Forecast
OPERATIONAL CAPEX
June 2006
September 2006
South African Operations 319 340
Australasian Operations 32 36
Total Operational Capex
351
376
PROJECT CAPEX
Doornkop South Reef 33 42
Elandsrand New Mine 35 41
Tshepong North Decline 13 21
Phakisa Shaft 22 29
Target Shaft 12 7
PNG 19 69
Total Project Capex
134
209
TOTAL CAPEX
485
585
Our focus is to grow the company with respect to ounces and quality continues and this has led to a unique pipeline of projects in South Africa and abroad. We continued, as planned, with all of our South African projects.
At our Hidden Valley project in PNG, the construction road has reached the mine lease boundary and surface infrastructural construction will commence during the September quarter.
We believe that the successful building of Hidden Valley will demonstrate to our shareholders our ability to build mines internationally.
The Wafi/Golpu resource was also upgraded substantially through further exploration drilling during the quarter. This is discussed in more detail under the project section.

There are two unique aspects to note on the graph. The first one is that Harmony will grow its production by nearly 1 million oz over the next four years and secondly the quality of our asset base improves over time as can be seen from the actual underground recovery grades.
The net effect of this is a reduction in $/oz unit working costs if cost remain unchanged.

CASH POSITION
Harmony Group cash reconciliation for June 2006
(R’million)
Cash and equivalents on 31 March 2006
1 781.2
Operational
109.9
Operating profit 645.2
Capex (net) (285.1)
Development cost capitalised (199.7)
Corporate/exploration expenditure (87.5)
Care and maintenance costs (37.3)
Interest paid (180.0)
Movement in working capital (excl. accrued liabilities) 39.0
Movement in accrued liabilities 24.3
Other items 191.0
Other
(985.0)
Net sundry revenue 82.9
Foreign exchange losses (25.4)
Shares issued (net of expenses) 143.4
Australian hedges close outs (142.6)
SARS payments (3.8)
Contributions to Rehabilitation Trust Funds (31.6)
Payment of BOE loan (ARMgold) (89.6)
Repayment of 2001 Bond (918.3)
Cash and equivalents on 30 June 2006
906.1
During the past quarter our operational profit contribution to cash increased from R305.6 million to R645.2 million. This contribution was sufficient to finance the R535.3 million, required by our growth, development and working Capex, corporate overheads, exploration and financing charges. The cash balance decreased from R1 781.2 million to R906.1 million, mainly due to the settlement of the 2001 Bond of
R918 million.

OPERATIONAL REVIEW
SOUTH AFRICAN OPERATIONS
Highlights
Operational highlights were as follows:
■
South African underground production volumes up by 6%
■
South African underground cash cost in R/t terms down 5%
■
Tshepong and Masimong demonstrates the benefits of CONOPS
■
Elandsrand completes ore pass changeover
■
North Shaft commissioning improves production volumes by 49% at Joel
■
Kalgold successfully integrates the new mining contractor
QUARTERLY PROFIT COMPARISON FOR OPERATIONS
WORKING PROFIT (Rm)
VARIANCES (Rm)
June
March
OPERATION
2006
2006
Variance
Volume
Grade
Price
Costs
South African operations
Quality assets
439.9
245.7
194.2
60.2
(76.9)
186.3
24.6
Growth assets
19.9
(21.0)
40.9
23.2
(31.7)
33.9
15.5
Leverage assets
89.4
36.2
53.2
33.5
(58.5)
103.5
(25.3)
Surface operations
36.1
13.0
23.1
29.0
(36.3)
13.5
16.9
Australasian operations
59.9
31.7
28.2
2.7
31.1
23.7
(29.3)
Total Harmony
645.2
305.6
339.6
148.6
(172.3)
360.9
2.4
This quarter once again clearly demonstrated the gearing that Harmony has. A 19% increase in the gold price resulted in a 111% growth in cash operating profit.
QUALITY OPERATIONS
Shafts under this section includes: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts
June 2006
March 2006
U/g tonnes milled
(‘000)
1 618
1 522
U/g recovery grade
(g/t)
5,26
5,69
U/g kilograms produced
(kg)
8 510
8 661
U/g working costs
(R/kg)
80 454
81 886
U/g working costs
(R/t)
423
466

Underground tonnes increased by 6,31% to 1 618 million tonnes during the quarter, whilst recovery grades decreased by 7,5% to 5.26 g/t. The combined effect of this was a 1,74% decrease in gold production to
8 510kg. Working cost was well controlled and dropped by 3,5%. The R/kg cost therefore decreased by
1,75%, bringing cost of production to R80 454/kg. The Quality Operations received an average gold price of
R132 140, which led to a profit margin of 39,1%. Operating profit increased by 79% to R439.9 million compared to a profit of R245.7 million in the March quarter.
Tshepong Mine
With CONOPS now totally implemented, tonnes milled improved by another 14% during the quarter. Grades were down by approximately 4%, but costs were reduced by another 6,5%. This had a positive impact on the
R/kg unit cost which came down by 4% and as a result of the improved gold price. Profit was up by 58% to
R168 million.
Target Mine
The mine still suffers from a lack of flexibility and production numbers have remained fairly similar quarter on quarter. Development meters have therefore been planned up to in excess of a 1000m/month over the next 12 months.
Masimong Mine
Masimong is also now completely operating on CONOPS and tonnes milled have increased commensurately by 18% compared to the March quarter. In order to improve underground environmental conditions, a detailed program has been developed which would be implemented over the next 6 months.
Evander
Tonnes milled increased slightly by 1,2% from 380 378 tonnes to 385 000 tonnes. Grades were however down by 13%, which caused gold production to be down by 12,5%. Costs also went up by 2%. As a result R/kg cost went up by 16% to R102 000/kg.
Randfontein Operations
Recovery grades increased by 6,8% to 5.79 g/t up from 5.42 g/t reported at the end of the March quarter.
Mining volumes remained constant at 324 000 tonnes. This led to an increase of 6,25% in gold production to 1 874kg. Working cost was brought down by another 2% during the quarter.

LEVERAGED  OPERATIONS
Shafts under this section include Bambanani, Joel, West Shaft, St Helena 8, Harmony 2, Merriespruit 1 and
3 Shafts, Unisel and Brand 3 Shaft and Orkney 2 and 4 Shafts.
June 2006
March 2006
U/g tonnes milled (‘000) 1 119 1 055
U/g recovery grade (g/t) 4.26 4.74
U/g kilograms produced (kg) 4 768 4 996
U/g working costs (R/kg) 113 074 102 857
U/g working costs (R/t) 482 487
Volumes increased by 6,1% to 1 119 million tonnes and the recovery grade decreased by 10,0% to 4.26 g/t.
This led to gold production being down by 4,6% to 4 768kg. Cost went up by 4,9% or R25,3 million. The net effect on unit cost in R/kg terms was an increase of 9,9% to R113 074. The leveraged operations received an average gold price of R131 833 for the quarter, giving them a profit margin of 14,23%. The Leverage operations had an operating profit of R89.4 million compared to R36.3 million in the March quarter, an improvement of 146.3%.
SA SURFACE OPERATIONS (INCLUDES KALGOLD)
June 2006
March 2006
Surface tonnes milled (‘000) 1 054 783
Surface recovery grade (g/t) 0.66 0.98
Kilograms produced (kg) 700 766
Working costs (R/kg) 77 184 92 535
Working costs (R/t) 51 91
Volume from surface sources increased by 34,6% to 1 054 million tonnes during the quarter, whilst recovery grades decreased by 32,7% to 0.66 g/t. The combined effect of this was an 8,6% decrease in gold production to 700kg. Cash operating cost went down by 23,8% or R16 853 million, whilst unit working cost in R/kg terms decreased by 16,6% bringing the cost of production to R77 184/kg. This gave the surface operations a profit margin of 40,1%, at the average gold price received of R128 741. The surface operations had an operating profit of R36.1 million compared to R13.0 million in the March quarter, an improvement of 177,7%.
Kalgold
Ore feed only took place from the strategic stockpiles and the A Zone, which caused the recovery grades to drop by approximately 20%. The cut-back in the D Zone progressed well during the quarter, but no ore mining took place from this pit. The quarter on quarter performance of the metallurgical operation was once again improved on and the throughput went up by another 10%. The management team successfully introduced the new minning contractor.
Mining from the D Zone is expected to resume during the September quarter albeit on a small scale.

AUSTRALIAN OPERATIONS
Highlights
■
Feasibility at Shirl Pit delineated a reserve of 49,598 oz
■
Significant increase in quarter on quarter production, from 49,608 oz to 59,286 oz
■
The Checker Treatment Plant at the Mt Magnet operations achieved 2,473 days or 6.75 years lost time injury free
■
The hedge book was reduced by 75 000 ounces
■
Exploration success at South Kal Mines converted into an open pit reserve of 49,500 oz with a 15 month mine life. Production is scheduled to commence during the September quarter
June 2006
March 2006
Tonnes milled
(‘000)
775
763
Recovery grade
(g/t)
2,38
2,02
Kilograms produced
(kg)
1 844
1 543
Working costs
(R/kg)
92 760
91 876
Working costs
(R/t)
221
186
The Australian operations generated an operating profit of A$ 12.5 million in the current quarter compared to A$ 7 million in the previous quarter. This is primarily the result of increased gold production from
49,608 oz in the March quarter to 59,286 oz this quarter and a continued high gold price environment.
Mt Marion underground at South Kal Mines and St George underground at Mount Magnet were the primary contributors to the increased gold production. Hill 50 is again in full production after the seismic event in the
March quarter. Open pit operations at South Kal Mines will recommence during the September quarter in line with operational plans, with first material planned to be excavated in August 2006.

During the quarter 75,000 ounces of hedged forward positions were closed out at a cost of A$ 29.5 million.
These out of the money hedge positions were inherited with the acquisition of Hill 50 Gold NL at an average strike price of A$515. The negative marked to market valuation of the outstanding hedge commitments at quarter end amounted to A$119 million, based on an A$ spot price of A$808/oz. During the September quarter an additional 35,000 ounces of hedged positions will come up for closure. Closure costs of these positions at current prices will amount to approximately A$10 million. At this stage 10 000 oz has already been closed out, leaving only 20 000 to be done by end September 2006.
Mount Magnet
Mt Magnet operations produced 41,826 ounces of gold from milling of 444,756 tonnes of ore during the
June quarter, compared to production of 34 204 ounces of gold and the milling of 430 164 tonnes of ore in the previous quarter. This resulted in a cash operating profit of A$ 10.8 million for the site. The improved financial performance was primarily due to increased ounce production from the underground mines, which increased 23% quarter on quarter.
Underground production amounted to 28,473 ounces in the current quarter compared to 21,861 ounces in the March quarter, from the milling of 140,919 underground tonnes at 6.28 g/t compared to 129,590 tonnes milled in the previous quarter at 5.25 g/t. The increased tonnage was attributable to Hill 50 coming back into production following the seismic event on 14 February 2006, albeit low production. St George grade for the quarter was higher than planned leading to an increase in gold production of 2,482 ounces of gold above plan.
South Kal Mines
The operation produced 17,465 ounces of gold in the quarter compared to 15,395 ounces in the March quarter from the milling of 330,668 tonnes of ore. Increased production from Mt Marion underground was the primary contributor to this increase. Commencement of open pit operations in the September quarter will reduce the site dependence on a single production source and low grade stockpiles.
The Shirl resource drilling was completed during the quarter. Resource estimation and mining planning work at Shirl has delineated a reserve of 510,000 tonnes at 3.03 g/t for 49,598 ounces mined (44,000 ounces recovered) and a 15 month mine life.
AUSTRALIA – OTHER PROJECTS
A strategy has been put in place whereby Harmony Australia will be looking at rationalising its current land holdings around South Kal Mines as well as Mt Magnet. This will result in non core tenements being disposed of, reducing expenditure commitments on these tenements and realising some value in the current commodity price environment. It will also allow the company to focus exploration on its core gold prospective tenements, and use funds generated through these sales to acquire other prospective tenements.
As part of the strategy of disposing of non core assets, the company disposed of its New Celebration mill at
South Kal Mines, which was on care and maintenance, for A$3 million, and also continues with its prospective nickel tenements disposal process at this site.
A heads of agreement has been signed with an ASX listed junior exploration company, Dioro. This agreement allows Dioro to acquire some of our tenements around South Kal Mines.
The Comet prospect at Mt Magnet has also been sold during the quarter to an ASX listed junior mining company for A$ 1 250 000 and A$1 million in shares, plus an A$ 5 per ounce royalty on production up to
200 000 ounces.

GROWTH PROJECTS
Highlights
■
Elandsrand project design upgraded improving the confidence levels significantly
■
Hidden Valley EPCM (Engineer, Procure, Construct and Manage) contract was signed at the end of July
■
Hidden Valley General Manager Operations has been recruited
■
Wafi/Golpu resource upgraded by more than 20%
Growth projects production performance (Doornkop, Tshepong Sub 66 Decline, Phakisa and Elandsrand)
June 2006
March 2006
U/g tonnes milled
(‘000)
391
343
U/g recovery grade
(g/t)
3,63
4,37
U/g kilograms produced
(kg)
1 421
1 498
U/g working costs
(R/kg)
120 626
124 774
U/g working costs
(R/t)
438
545
During the quarter a total of 39 000t of waste was hoisted through the reef orepass system at Elandsrand compared to 43 000t in the March quarter. If this is excluded, the recovery grade goes up to 3.98g/t compared to 4.93g/t in the March quarter.
The Company remained focused on rebuilding its growth strategy on these projects. During the past quarter
R134 million was spent on capital projects and the forecast for the September quarter amounts to R209 million.
The detail of the local capital projects are discussed under the various project specific sections.
DOORNKOP SOUTH REEF CAPITAL PROJECT
Project Overview
Station development continued on 202, 207 and 212 levels during the June quarter. Focus in the next quarter will be to start up station work on 205 level. Access development continued with a total of 215m advance achieved on 192 and 197 levels in the quarter.
Shaft sinking operations have progressed well. The main sink from below 132 level was sunk, lined and equipped for a distance of 82m during the quarter. There remains 60m to be sunk to 192 level.
The dual sink from 197 level has now been completed to 212 level where station cutting was also completed.
Sinking operations for the final 45m from 212 to shaft bottom was started and scheduled to be completed by November 2006.
The Final sinking activity will be the removal of the 45m plug between 192 level and 197 levels. This is scheduled to be completed by March 2007.
The capital expenditure programme has been revised to include a R47 million drilling programme to firm up the geology in the project area. The cost anticipated for the drilling programme has been taken up in the original application and it is not envisaged to make a significant impact as savings have been made on other items.

The exploration drilling will be done in several phases:
– platform drilling from the hanging wall of the reef to determine reef position and structures
– experimental drilling to minimise the effect on core loss as well as possible under evaluation due to the free gold nature of the reef
– long hole drilling from the Kimberley reef horizon +- 1000m above the South Reef horizon
Annual Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk 13 98 114 147 372
Forecast 217 214 161 139 731
Total 13 98 114 147 217 214 161 139 1 103
Doornkop South Reef Project

Project Milestones
■
Project IRR and NPV
Gold Price (Kg)
R105 000
NPV7.5% (June 2006)
R892 m
IRR
50%+
■
Envisaged Costs:
–
R397/t
–
$292/oz
–
R60 944/kg
■
First production:
–
July 2007
■
Monthly production volumes at full production:
–
Tonnes Milled – 135 000t
■
Average recovery grade at full production levels
–
6.56g/t
TSHEPONG – SUB 66 DECLINE PROJECT
Project overview
The project progressed according to plan and at quarter-end a total of 5 569m of 6 281m development was completed. The chairlift is now 75% complete and the material decline 89%. Extensive geological drilling has taken place to determine the position and direction of possible dykes and sills in order to adapt layout and support changes proactively. This project is progressing as planned and no problems are envisaged for the
September quarter.
Annual Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
Total
Actual Sunk
32.8
66.6
40.6
52.9
1 92.9
Forecast
57.1
30.3
87.4
Total
32.8
66.6
40.6
52.9
57.1
30.3
280.3

Project Milestones
■
Project IRR and NPV
Gold Price (Kg)
R105 000
NPV 7,5% (June 2006)
R1 024 m
IRR
38,4%
■
Envisaged Costs:
–
R433/t
–
R60 076/kg
–
$278/oz
■
First production:
–
August 2006
■
Project completion date:
–
February 2008
■
Monthly production volumes at full production:
–
Tonnes Milled – 48 560t
■
Average recovery grade at full production levels
–
7.21g/t

PHAKISA CAPITAL PROJECT
Project Overview
The project involves the establishment of infrastructure and the sink and equipping of a primary shaft to a depth of 2 427m below collar. The mine will have 5 production levels, 66, 69, 71, 73 and 75 level where access development will take place. 75 level will be the host to a 1500 meters, 9° Twin Decline complete with another three levels, 77, 79 and 81 where access development will be done towards the reef horizon.
This project started during July 2003. To date the sinking have been finished and shaft equipping has been completed. The next activity will be the access development on 75 level which is planned to start in August 2006.
Annual Capital Expenditure Profile
Milestone dates achieved so far
Project start date
July 2003
Surface Headgear to permanent condition
August 2005
Shaft Equipping Complete on 54 Level
October 2005
Koepe Winder Commissioning – Equip Phase
December 2005
Shaft Equipping Completion on 77 Level
April 2006

Project Milestones
■
Project IRR and NPV
Gold Price (Kg)
R105 000
NPV7.5% (June 2006)
R2 348 m
IRR
31%
■
Envisaged Costs:
–
R446/t
–
R55 015/kg
–
$263/oz
■
First production:
–
May 2010
■
Project completion date:
–
February 2009
■
Monthly production volumes at full production:
–
Tonnes Milled – 90 000t
■
Average recovery grade at full production levels
–
8.11g/t
ELANDSRAND CAPITAL PROJECT
Project Overview
During the quarter the sinking and equipping of the No 2 Service shaft has progressed 72m past 102 level
(54m for the quarter). There are now 48 meters left to 105 level. The mechanical installations in the
115 level pump station (pipes and pumps) progressed as planned during the quarter. The 92 level turbine dam is progressing well and is currently 13m down from 92 level. This takes the installation to the 50%
mark. The plugging of the first waste box on 100 level was done in May 2006. The second box is planned for
August 2006. The commissioning of the Man 1 side of 105 level station was done in June 2006. Both Man winders can now service 105 level. The main-substation was commissioned during the quarter and the main electrical feeders between 102 and 105 levels have also been commissioned.
Scope Changes
■
Capital increase
–
The capital has increased from R798m to R805m. The R7m increase is for the installation and commissioning of 2 refrigeration plants (No 5 and No 6 both 3.5 MW York machines) situated on
71 level. These plants form part of the 88 MW refrigeration requirements for the Project and were not included in the initial estimates.

Annual Capital Expenditure Profile
Project Milestones
■
Project IRR and NPV
Gold Price (Kg)
R105 000
NPV7.5% (June 2006)
R2 271 m
IRR
23,1%
■
Envisaged Costs:
–
R485/t
–
R65 146/kg
–
$312/oz
■
First production:
–
October 2003
■
Project completion date:
–
December 2010
■
Monthly production volumes at full production:
–
Tonnes Milled – 147 000t
■
Average recovery grade at full production levels
–
7.84g/t

HIDDEN VALLEY PROJECT
Highlights
■
The access road reaches the mine lease boundary
■
EPCM contract has been signed at the end of July
■
Appropriate engineering solution found for project conveyor system
■
Hidden Valley General Manager Operations has been recruited
■
Business Development Manager for the landowner company has been appointed
■
A third party audit of the tailings storage facility (TSF) confirmed the dams are soundly engineered
Feasibility Update
The Hidden Valley feasibility update document was completed in April 2006. The feasibility update was then presented to the Investment Review Committee in Johannesburg in late April and was approved by the
Harmony Board on 5 May 2006.
Access Road Update
At the end of May pioneering on the Access Road reached the Bulldog Track (29.1km), which effectively provided a corridor into the mine lease, with the pioneering equipment reaching the mining lease boundary during the quarter. By the end of June the bulking out of the road earthworks were completed up to the
Bulldog Track and the track from there to Hamata Junction was being widened and brought up to the Access
Road design standard. A temporary forward construction camp has been established and most of the staff relocated there from Bulolo town, after effective communications were established with the camp during the quarter. This mobile container camp will be used during the construction phase as well.
The access road to the mining lease boundary will be completed by the end of August as per the original construction schedule, with the work remaining under budget with a total spend of $1.7 million during the quarter.
Site Geological Update
Progress on the access road will shortly provide ground access for the heavier drill rigs that are now required to upgrade the inferred to indicated resources and therefore into reserves at Hamata and Kaveroi. RSG Global has remodelled the Hamata and Kaveroi ore bodies and a reserve statement will be forthcoming after pit modelling has been completed.
Project Schedule
■
First ore into the Hamata plant is at the end of September 2008.
■
The critical path for the project is through the Ball Mill with an estimated delivery time of 60 weeks.

WAFI/GOLPU PRE-FEASIBILITY STUDY
Golpu Resource Re-modelling
As part of the feasibility study process, the Golpu resource model was updated using additional information collected from the current drilling program and re-interpreting the existing geological database information.
It was previously assumed that mineralisation was cut off at the porphyry boundary, however drilling in the current program has confirmed mineralisation extending into the meta-sediment host rock. Table 1 below shows a significant increase in contained gold and copper based on the new model. Significantly, the resource model also includes Molybdenum (Mo) and at the current price of US$25/t, the in-ground Molybdenum value is approximately US$1 Billion.
Table 1 – Updated Golpu Resource
Tonnes
Cu Metal
Class
(mil)
Cu % Au ppm
Mo ppm
Tonnes
Au Oz
Porphyry
Indicated 87.5 1.4 0.6 110 1,185,895   1,766,884
Inferred 3.0 1.8 1.1 67 53,665 107,581
Total 90.5 1.4 0.6 109 1,239,560  1,874,465
Peripheral Mineralisation
(meta-sediment)
Inferred 56.2 0.7 0.5 166 375,964 831,040
Total
146.7
1.1
0.6
131
1,615,523   2,705,505
Table 2 – Old Golpu model
Tonnes
Cu Metal
Class
(mil)
Cu % Au ppm
Mo ppm
Tonnes
Au Oz
Porphyry
Indicated 95.8 1.4 0.7 Not modelled 1,351,344   2,002,863
This new resource represents an increase in copper of 266,000t (20%) and an increase in contained gold of 700,000oz (35%).
The inclusion of the mineralised meta-sediments adds some 259,000 tonnes of copper (+19%), and
650,000 ounces of gold (+32%) to the resource. The Golpu resource excludes the Gold contained in the Wafi ore deposits, which contain a further 110 Million tonnes @ 1.9 g/t for 6.5 Million Ounces of gold. The exploration team is now investigating the work required to convert the meta-sediment resource to the indicated category.
The new Golpu model has been reviewed and endorsed by mining consultancies RSG Global and SRK. The additional resource inventory has significant potential to positively impact the economical robustness of the Golpu project.

MINING STUDIES FOR NRG1 (NON-REFRACTORY GOLD1) AND LINK ZONE GOLD PROSPECTS
Preliminary scoping studies for both the NRG1 and Link Zone projects were completed during the quarter.
The NRG1 resource is the portion of the Wafi Gold ore body, able to be recovered using a conventional cyanide leach extraction method. If economic this resource will be mined by way of open pit, as set out in the table below.
The Link Zone resource is a high grade portion of the Wafi gold ore body with an inventory of 4.79 Mt at
8.5 g/t. The Link Zone ore is refractory and requires an oxidation method such as pressure oxidation prior to extraction utilising a conventional cyanide leach circuit. If economic, this resource will be mined by underground methods as set out in the table below.
Preliminary mining scoping studies undertaken by SRK consulting indicate that both the NRG1 and Link Zone projects are able to deliver strong positive cash flows, under conditions assumed in the studies, whereby infrastructure is shared in a mining complex. Results of the study are presented in Tables 3 and 4 below:
Table 3 – NRG1 mining statistics identified in initial scoping studies
Ore
16.3 Mt
Total rock
60.0 Mt
Strip Ratio
2.66
Ore grade
1.87g/t
Mining Method
Open Pit
Production Rate
3Mt/Year (Not yet verified by scheduling)
Table 4 – Link Zone mining statistics identified in initial scoping studies
Ore
4.9Mt
Ore Grade
6.6 g/t
Mining Method
Modified Sub-Level Cave
Production Rate
1Mt/Year
Upon completion of estimates for processing and infrastructure capital and operating costs, the results of the mining studies will be utilised to complete the scoping studies (Stage Gate 1) for NRG1 and Link Zone.
If scoping studies prove to be successful and projects appear economically viable and technically achievable, it is envisaged that upon approval of these studies, both projects will be progressed to pre-feasibility level in parallel with the Golpu project. Integration of the projects is favourable due to geographical location, and will allow the Copper and Gold projects to share key infrastructure, such as underground access, accommodation camp, and power infrastructure, maximising project synergy and minimising the capital burden on each individual project.

Figure 1 below shows a schematic view of the conceptual mine plan which includes the NRG1 open pit, Link
Zone Sub Level Cave, and Golpu Block Cave.
Figure 1: Conceptual mine plan at Wafi
This layout may be subject to change as scoping and pre-feasibility studies for Golpu, Link Zone and NRG1 projects.
PROCESS AND INFRASTRUCTURE ENGINEERING STUDIES
Engineering consulting firm Aker Kvaerner made significant progress in designing metallurgical test work programs for both the Golpu Copper/Gold and Wafi Gold projects during the quarter. A gap analysis was conducted on previous test work , and it is expected that the finalised test work program for each of the projects will be in place early in the next quarter, focusing on comminution test work for all projects, flotation optimisation for Golpu ore, and pressure oxidation test work for the Link Zone. Test work for each of the projects is expected to be undertaken over a 3 to 4 month period.
FEEDBACK ON CURRENT ACTIVITIES
DELAYS IN GEOTECHNICAL DRILLING PROGRAM AT GOLPU
A new drill rig which was originally expected on site in December 2005 was finally delivered in May 2006. The drill rig has been in production continuously since delivery; however the rig was not yet operating at full capacity at the end of the quarter due to a number of technical glitches.
Delays in the completion of the drilling program by August 2006 remain the biggest risk to completion of the Golpu pre-feasibility by February 2007, as all of the geotechnical and mining study work is reliant on the drilling data. Drilling completion has been significantly delayed due to the late arrival of the abovementioned drill rig, and all efforts are being made to reduce the impact on the pre feasibility timeline as set out below.
Additional geotechnical personnel are being recruited, and consulting personnel will have a stronger presence on the site to ensure that logging of remaining core is completed as fast as possible. Additional core cutting equipment and personnel, along with prioritisation at the assay laboratory will be implemented to minimise any delays which may occur.
Consultants working on the project are in the process of reviewing work schedules so that revised completion times can be estimated upon completion of the drilling program.

ENVIRONMENTAL STUDIES
Environmental base line studies continue to be undertaken in line with the planned program. Stream and sediment data collection, weather monitoring, and ore and waste rock characterisation for acid forming potential will assist in the completion of an Environmental Impact Statement in the event that the pre-feasibility study is found to be economic.
Most rock types at Wafi have a high sulphur content and preliminary tests indicate that acid formation potential is high, while neutralising capacity is low. Mine and waste dump design will be undertaken to ensure that potential for acid rock damage is able to be managed at all times during mine operation.
Project Timing
As the project currently stands, key completion dates are:
Project
Activity
Completion Date
Golpu
Drilling Program August 2006
Final Pre-Feasibility Study Report February 2007
NRG1
Scoping Study August 2006
Pre-Feasibility Study May 2007
Link Zone
Scoping Study August 2006
Pre-Feasibility Study June 2007
All pre-feasibility studies will rely on completion of drilling programs designed to obtain geotechnical, geological, and metallurgical data.
Financial Summary
Total project expenditure for the quarter was 4.2 million Kina (A$1.9 million), compared with the budget of
4.3 Million Kina (A$2 million). The increased expenditure compared to the previous quarter is the direct result of the new DT1000 drill rig arriving at site, allowing acceleration of the drilling rate for the study.
Expenditure during the next quarter is expected to rise from current levels to 7.8 million Kina (A$3.5 million)
with continuation of drilling in the NRG1 and Link Zones planned following the completion of the Golpu program, and advancement of geotechnical, mining, and metallurgical study work. To date Kina 12.3 Million
(A$5.6 Million) has been spent on the pre feasibility study against a total proposed budget of Kina
17.9 Million (A$8.1 Million). The expenditure shortfall is primarily due to drilling delays.

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited)
Underground production – South Africa
Quality
Growth
Leveraged
Assets
Projects
Assets
Sub total
Ore milled – t’000
Jun-06
1 618
391
1 119
3 128
Mar-06 1 522 343 1 055 2 920
Gold Produced – kg
Jun-06
8 510
1 421
4 768
14 699
Mar-06 8 661 1 498 4 996 15 155
Yield – g/t
Jun-06
5.26
3.63
4.26
4.70
Mar-06 5.69 4.37 4.74 5.19
Cash Operating Costs – R/kg
Jun-06
80 454
120 626
113 074
94 920
Mar-06 81 886 124 774 102 857 93 040
Cash Operating Costs – R/t
Jun-06
423
438
482
446
Mar-06 466 545 487 483
Working Revenue (R’000)
Jun-06
1 124 511
191 270
628 580
1 944 361
Mar-06 954 903 165 919 550 139 1 670 961
Cash Operating Costs (R’000)
Jun-06
684 661
171 410
539 138
1 395 209
Mar-06 709 214 186 912 513 873 1 409 999
Cash Operating Profit (R’000)
Jun-06
439 850
19 860
89 442
549 152
Mar-06 245 689 (20 993) 36 266 260 962
Capital Expenditure (R’000)
Jun-06
202 265
149 954
82 743
434 962
Mar-06 145 579 127 022 67 254 339 855
Quality Ounces
– Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects  – Doornkop shaft & South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3
and Orkney 2 & 4

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited)
South Africa South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Jun-06
1 054
4 182
775
4 957
Mar-06 783 3 703 763 4 466
Gold Produced – kg
Jun-06
700
15 399
1 844
17 243
Mar-06 766 15 921 1 543 17 464
Yield – g/t
Jun-06
0.66
3.68
2.38
3.48
Mar-06 0.98 4.30 2.02 3.91
Cash Operating Costs – R/kg
Jun-06
77 184
94 112
92 760
93 968
Mar-06 92 535 93 014 91 876 92 914
Cash Operating Costs – R/t
Jun-06
51
347
221
327
Mar-06 91 400 186 363
Working Revenue (R’000)
Jun-06
90 119
2 034 480
230 966
2 265 446
Mar-06 83 889 1 754 850 173 421 1 928 271
Cash Operating Costs (R’000)
Jun-06
54 029
1 449 238
171 050
1 620 288
Mar-06 70 882 1 480 881 141 764 1 622 645
Cash Operating Profit (R’000)
Jun-06
36 090
585 242
59 916
645 158
Mar-06 13 007 273 969 31 657 305 626
Capital Expenditure (R’000)
Jun-06
1 388
436 350
48 423
484 773
Mar-06 785 340 640 50 586 391 226

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2006
2006 2005
(restated)
Ore milled – t’000
4 957
4 466 5 198
Gold produced – kg
17 243
17 464 19 886
Gold price received – R/kg
131 358
110 399 89 711
Cash operating costs – R/kg 93 968 92 914 80 207
R million
R million R million
Revenue
2 265
1 928 1 784
Cash operating costs (1)
1 620
1 622 1 595
Cash operating profit
645
306 189
Amortisation and depreciation of mining
properties, mine development costs and
mine plant facilities
(1)
(267)
(264) (238)
Corporate, administration and other expenditure
(53)
(6) (81)
Reversal/(Provision) for rehabilitation costs
18
(1) (6)
Operating profit/(loss)
343
35 (136)
Amortisation and depreciation other than
mining properties, mine development
costs and mine plant facilities
(19)
(17) (7)
Employment termination and restructuring costs
–
– (205)
Care and maintenance costs
(37)
(30) (12)
Share based compensation
(10)
(30) (27)
Exploration expenditure
(35)
(21) (16)
Loss on sale of investment in Goldfields
–
– (372)
Mark-to-market of listed investments
22
22 13
Interest paid
(180)
(96) (134)
Interest received
48
71 45
Other expenses income/(expenses) – net
10
5 9
Gain/(Loss) on financial instruments
35
(260) (7)
Loss on foreign exchange
–
(1) (18)
Loss on sale of listed investments and subsidiaries
–
– (73)
Diminution in carrying value of ARM investment
–
– (337)
Loss from associates
(105)
– –
Provision for post-retirement benefits
(7)
– (57)
Reversal of impairment of fixed assets
216
– –
Profit/(Loss) before tax
281
(322) (1 334)
Current tax – expense
(5)
(1) (110)
Deferred tax – (expense)/benefit (1)
(317)
145 337
Net loss
(41)
(178) (1 107)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2006
2006 2005
(restated)
(1) The change in accounting policy on
capitalisation of mine development costs
had the following effect:
–
Cash operating costs – decrease
200
160 139
–
Amortisation and depreciation of mining
properties, mine development costs and
mine plant facilities
(99)
(82) (68)
– Deferred tax – expense
(23)
(18) (15)
– Net effect of change in accounting policy
78
60 56
Loss per share – cents *
–
Basic loss
(11)
(46) (282)
– Headline loss
(52)
(50) (93)
– Fully diluted loss ** ***
(11)
(46) (282)
Dividends per share – (cents)
–
Interim
–
– –
– Proposed final
–
– –
* Calculated on weighted average number of shares in issue at quarter end June 2006:
394.9 million (March 2006: 393.4 million) (June 2005: 392.2 million).
** Calculated on weighted average number of diluted shares in issue at quarter end
June 2006: 401.1 million (March 2006: 400.5 million) (June 2005: 392.2 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(41)
(178) (1 107)
Adjustments:
–
Profit on sale of assets
(12)
(13) (26)
– Mark-to-market of listed investments
–
– 4
– Loss on sale of ARM Ltd – net of tax
–
– 103
– Loss on disposal of investment in Goldfields
–
– 372
– Loss on disposal of subsidiaries
–
– 1
– Impairment of fixed assets – net of tax
(151)
– (19)
– Profit on disposal of investment in Bendigo NL
–
– (30)
– Diminution in carrying value of listed investments
–
– 337
Headline loss
(204)
(191) (365)

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS (Rand/metric)(Reviewed)
Year ended
Year ended
30 June 2006
30 June 2005
(restated)
Ore milled – t’000
18 880
23 283
Gold produced – kg
74 242
92 230
Gold price received – R/kg
108 268
84 799
Cash operating costs – R/kg
88 629
75 388
R million
R million
Revenue
8 038
7 821
Cash operating costs (1)
6 580
6 953
Cash operating profit
1 458
868
Amortisation and depreciation of mining
properties, mine development costs and
mine plant facilities
(1)
(1 032)
(1 010)
Corporate, administration and other expenditure
(187)
(206)
Reversal/(Provision) for rehabilitation costs
13
(48)
Operating profit/(loss)
252
(396)
Amortisation and depreciation other than
mining properties, mine development
costs and mine plant facilities
(57)
(32)
Employment termination and restructuring costs
78
(562)
Care and maintenance costs
(174)
(76)
Share based compensation
(103)
(67)
Exploration expenditure
(106)
(73)
Profit/(Loss) on sale of investment in Goldfields
306
(372)
Mark-to-market of listed investments
87
17
Interest paid
(470)
(434)
Interest received
224
132
Other expenses – net
(6)
(25)
(Loss)/Gain on financial instruments
(523)
16
Gain on foreign exchange
–
20
Loss on sale of listed investments and subsidiaries
–
(184)
Loss from associates
(105)
–
Diminution in carrying value of ARM investment
–
(337)
Provision for post-retirement benefits
(7)
(57)
Reversal of impairment/(impairment) of fixed assets
216
(1 513)
Loss before tax
(388)
(3 943)
Current tax – expense
(10)
(76)
Deferred tax – (expense)/benefit (1)
(128)
805
Net loss
(526)
(3 214)

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS (Rand/metric)(Reviewed)
Year ended
Year ended
30 June 2006
30 June 2005
(restated)
(1) The change in accounting policy on
capitalisation of mine development
costs had the following effect:
– Cash operating costs – decrease
659
590
–
Amortisation and depreciation of mining
properties, mine development costs and
mine plant facilities
(314)
(213)
– Deferred tax – expense
(74)
(74)
– Net effect of change in accounting policy
271
303

Loss per share – cents *
–
Basic loss
(133)
(890)
– Headline loss
(263)
(342)
– Fully diluted loss ** ***
(133)
(890)
Dividends per share – (cents)
–
Interim
–
–
– Proposed final
–
–
* Calculated on weighted average number of shares in issue for 12 months to June 2006:
392.7 million (June 2005: 361.8 million).
** Calculated on weighted average number of diluted shares in issue for 12 months to
June 2006: 398.6 million (June 2005: 361.8 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(526)
(3 214)
Adjustments:
– Profit on sale of assets
(52)
(79)
– Profit on Australian listed investments
–
–
– Loss on sale of ARM ltd – net of tax
–
214
– Loss on disposal of Sangold investment
1
–
– Profit/(Loss) on disposal of investment in Goldfields
(306)
372
– Loss on disposal of subsidiaries
–
1
– Impairment of fixed assets – net of tax
(151)
1 163
– Impairment of Bendigo – (30)
– Diminution in carrying value of listed investments – 337
Headline loss
(1 034)
(1 236)

BALANCE SHEET AT 30 JUNE 2006 (Rand)(Reviewed)
At 30 June
At 31 March
At 30 June
2006
2006
2005
R million
R million
R million
(restated)
ASSETS
Non-current assets
Property, plant and equipment
23 318
22 513 22 511
Intangible assets
2 270
2 268 2 268
Available for sale financial assets
2 333
2 259 4 154
Investments in associates
1 908
2 012 –
29 829
29 052
28 933
Current assets
Inventories
666
598 583
Trade and other receivables
750
775 632
Income and mining taxes
27
28 27
Cash and cash equivalents
906
1 781 1 830
2 349
3 182
3 072
Total assets
32 178
32 234
32 005
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
25 489
25 346 25 289
Other reserves
(271)
(614) (586)
Accumulated loss
(2 015)
(1 974) (1 484)
23 203
22 758
23 219
Non-current liabilities
Borrowings
2 591
2 549 2 422
Net deferred taxation liabilities
2 299
1 954 2 183
Net deferred financial liabilities
631
679 386
Provisions for other liabilities and charges
983
943 940
6 504
6 125
5 931
Current liabilities
Trade and other liabilities
1 118
1 036 1 138
Accrued liabilities
340
316 376
Borrowings
1 006
1 981 1 333
Shareholders for dividends
7
18 8
2 471
3 351
2 855
Total equity and liabilities
32 178
32 234
32 005
Number of ordinary shares in issue
396 934 450
394 369 190 393 341 194
Net asset value per share (cents)
5 846
5 771
5 903
The balance sheet at 30 June 2005 is in accordance with the audited balance sheet except for the effects of the adoption of IFRS 2, Share-based payments, and the change in the accounting policy relating to the capitalisation of development costs.

QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/imperial) (unaudited)
Underground production – South Africa
Quality
Growth
Leveraged
Assets
Projects
Assets
Sub total
Ore milled – t’000
Jun-06
1 784
431
1 234
3 449
Mar-06 1 678 378 1 163 3 219
Gold Produced – oz
Jun-06
273 602
45 686
153 294
472 582
Mar-06 278 456 48 162 160 624 487 242
Yield – oz/t
Jun-06
0.15
0.11
0.12
0.14
Mar-06 0.17 0.13 0.14 0.15
Cash Operating Costs – $/oz
Jun-06
387
580
544
456
Mar-06 414 631 520 471
Cash Operating Costs – $/t
Jun-06
59
61
68
63
Mar-06 69 80 72 71
Working Revenue ($’000)
Jun-06
173 841
29 569
97 174
300 584
Mar-06 155 299 26 984 89 471 271 754
Cash Operating Costs ($’000)
Jun-06
105 844
26 499
83 347
215 690
Mar-06 115 342 30 398 83 573 229 313
Cash Operating Profit ($’000)
Jun-06
67 997
3 070
13 827
84 894
Mar-06 39 957 (3 414) 5 898 42 441
Capital Expenditure ($’000)
Jun-06
31 269
23 182
12 791
67 242
Mar-06 23 676 20 658 10 938 55 272
Quality Ounces
– Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects
– Doornkop shaft & South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3
and Orkney 2 & 4

QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/imperial) (unaudited)
South Africa South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Jun-06
1 162
4 611
855
5 466
Mar-06 863 4 082 841 4 923
Gold Produced – oz
Jun-06
22 505
495 087
59 286
554 373
Mar-06 24 627 511 869 49 608 561 477
Yield – oz/t
Jun-06
0.02
0.11
0.07
0.10
Mar-06 0.03 0.13 0.06 0.11
Cash Operating Costs – $/oz
Jun-06
371
453
446
452
Mar-06 468 471 465 470
Cash Operating Costs – $/t
Jun-06
7
49
31
46
Mar-06 13 59 27 54
Working Revenue ($’000)
Jun-06
13 932
314 516
35 706
350 222
Mar-06 13 643 285 397 28 204 313 601
Cash Operating Costs ($’000)
Jun-06
8 353
224 043
26 443
250 486
Mar-06 11 528 240 841 23 056 263 897
Cash Operating Profit ($’000)
Jun-06
5 579
90 473
9 263
99 736
Mar-06 2 115 44 556 5 148 49 704
Capital Expenditure ($’000)
Jun-06
215
67 457
7 486
74 943
Mar-06 128 55 400 8 227 63 627

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (Unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2006
2006 2005
(restated)
Ore milled – t’000
5 466
4 923 5 731
Gold produced – oz
554 373
561 477 639 346
Gold price received – $/oz
631
559 435
Cash operating costs – $/oz
452
470 389
$ million
$ million $ million
Revenue
350
314 278
Cash operating costs (1)
250
264 248
Cash operating profit
100
50 30
Amortisation and depreciation of mining
properties, mine development costs and
mine plant facilities
(1)
(41)
(43) (37)
Corporate, administration and other expenditure
(8)
(1) (13)
Reversal/(Provision) for rehabilitation costs
3
– (1)
Operating profit/(loss)
54
6 (21)
Amortisation and depreciation other than
mining properties, mine development
costs and mine plant facilities
(3)
(3) (1)
Employment termination and restructuring costs
–
– (32)
Care and maintenance costs
(5)
(5) (2)
Share based compensation
(2)
(5) (4)
Exploration expenditure
(6)
(3) (2)
Loss on sale of investment in Goldfields
–
– (58)
Mark-to-market of listed investments
3
4 2
Interest paid
(28)
(16) (21)
Interest received
7
12 7
Other expenses income/(expenses) – net
2
– –
Gain/(Loss) on financial instruments
6
(42) (1)
Loss on foreign exchange
–
– (3)
Loss on sale of listed investments and subsidiaries
–
– (11)
Diminution in carrying value of ARM investment
–
– (52)
Loss from associates
(16)
– –
Provision for post-retirement benefits
(1)
– (9)
Reversal of impairment of fixed assets
33
– –
Profit/(Loss) before tax
44
(52) (208)
Current tax – expense
(1)
– (17)
Deferred tax – (expense)/benefit (1)
(49)
24 52
Net loss
(6)
(28) (173)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (Unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2006
2006 2005
(restated)
(1) The change in accounting policy on
capitalisation of mine development
costs had the following effect:
–
Cash operating costs – decrease
31
26 22
–
Amortisation and depreciation of mining
properties, mine development costs and
mine plant facilities
(15)
(14) (11)
– Deferred tax – expense
(4)
(3) (2)
– Net effect of change in accounting policy
12
9 9

Loss per share – cents *
–
Basic loss
(2)
(8) (44)
– Headline loss
(8)
(8) (15)
– Fully diluted loss ** ***
(2)
(8) (44)
Dividends per share – (cents)
–
Interim
–
– –
– Proposed final
–
– –
Currency conversion rates average for the quarter: June 2006: US$1=R6.47
(March 2006: US$1=R6.15) ( June 2005: US$1=R6.41)
* Calculated on weighted average number of shares in issue at quarter end June 2006:
394.9 million (March 2006: 393.4 million) (June 2005: 392.2 million).
** Calculated on weighted average number of diluted shares in issue at quarter end
June 2006: 401.1 million (March 2006: 400.5 million) (June 2005: 392.2 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(6)
(28) (173)
Adjustments:
–
Profit on sale of assets
(2)
(2) (4)
– Mark-to-market of listed investments
–
– 1
– Loss on sale of ARM Ltd – net of tax
–
– 16
– Loss on disposal of investment in Goldfields
–
– 58
– Loss on disposal of subsidiaries
–
– –
– Amortisation of goodwill
–
– –
– Impairment of fixed assets – net of tax
(23)
– (3)
– Profit on disposal of investment in Bendigo NL
–
– (5)
– Diminution in carrying value of listed investments
–
– 52
Headline loss
(31)
(30) (58)

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS (US$/imperial)(Unaudited)
Year ended
Year ended
30 June 2006
30 June 2005
(restated)
Ore milled – t’000
20 819
25 675
Gold produced – oz
2 386 925
2 965 250
Gold price received – $/oz
529
427
Cash operating costs – $/oz
433
380
$ million
$ million
Revenue
1 263
1 265
Cash operating costs (1)
1 034
1 125
Cash operating profit
229
140
Amortisation and depreciation of mining
properties, mine development costs and
mine plant facilities
(1)
(162)
(163)
Corporate, administration and other expenditure
(29)
(33)
Reversal/(Provision) for rehabilitation costs
2
(8)
Operating profit/(loss)
40
(64)
Amortisation and depreciation other than mining
properties, mine development
costs and mine plant facilities
(9)
(5)
Employment termination and restructuring costs
13
(91)
Care and maintenance costs
(28)
(12)
Share based compensation
(16)
(12)
Exploration expenditure
(17)
(11)
Profit/(Loss) on sale of investment in Goldfields
48
(60)
Mark-to-market of listed investments
14
3
Interest paid
(74)
(70)
Interest received
34
21
Other expenses – net
(1)
(5)
Loss on financial instruments
(82)
3
Gain on foreign exchange
–
3
Loss on sale of listed investments and subsidiaries
–
(30)
Profit on Australian-listed investments
–
1
Loss from associates
(16)
–
Diminution in carrying value of ARM investment
–
(55)
Provision for post-retirement benefits
(1)
(9)
Reversal of impairment/(impairment) of fixed assets
34
(245)
Loss before tax
(61)
(638)
Current tax – expense
(2)
(12)
Deferred tax – (expense)/benefit (1)
(20)
130
Net loss
(83)
(520)

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS (US$/imperial)(Unaudited)
Year ended
Year ended
30 June 2006
30 June 2005
(restated)
(1) The change in accounting policy on
capitalisation of mine development
costs had the following effect:
– Cash operating costs – decrease
103
95
–
Amortisation and depreciation of mining
properties, mine development costs and
mine plant facilities
(49)
(35)
– Deferred tax – expense
(12)
(12)
– Net effect of change in accounting policy
42
48
Loss per share – cents *
–
Basic loss
(21)
(144)
– Headline loss
(41)
(55)
– Fully diluted loss ** ***
(21)
(144)
Dividends per share – (cents)
–
Interim
–
–
– Proposed final
–
–
Prepared in accordance with International Financial Reporting Standards
Currency conversion rates average for the year ended: June 2006: US$1=R6.36
(June 2005: US$1=R6.18)
* Calculated on weighted average number of shares in issue for 12 months to June 2006:
392.7 million (June 2005: 361.8 million).
** Calculated on weighted average number of diluted shares in issue for 12 months to
June 2006: 398.6 million (June 2005: 361.8 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(83)
(520)
Adjustments:
–
Profit on sale of assets
(8)
(13)
– Profit on Australian listed investments
–
–
– Loss on sale of ARM ltd – net of tax
–
35
– Loss on disposal of Sangold investment
–
– Profit/(Loss) on disposal of investment in Goldfields
(48)
60
– Loss on disposal of subsidiaries
–
–
– Amortisation of goodwill
– Impairment of fixed assets – net of tax
(24)
188
– Impairment of Bendigo
–
(5)
– Diminution in carrying value of listed investments – 55
Headline loss
(163)
(200)

BALANCE SHEET AT 30 JUNE 2006 (US$)(Unaudited)
At 30 June
At 31 March At 30 June
2006
2006 2005
US$ million
US$ million US$ million
(restated)
ASSETS
Non-current assets
Property, plant and equipment
3 254
3 661 3 375
Intangible assets
317
369 340
Available for sale financial assets
326
367 623
Investments in associates
266
327 –
4 163
4 724 4 338
Current assets
Inventories
93
97 87
Trade and other receivables
105
126 95
Income and mining taxes
4
5 4
Cash and cash equivalents
126
290 274
328
518 460
Total assets
4 491
5 242 4 798
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 557
4 121 3 791
Other reserves
(38)
(100) (87)
Accumulated loss
(281)
(321) (223)
3 238
3 700 3 481
Non-current liabilities
Borrowings
362
414 363
Net deferred taxation liabilities
321
318 327
Net deferred financial liabilities
88
110 58
Provisions for other liabilities and charges
137
154 141
908
996 889
Current liabilities
Trade and other liabilities
157
170 171
Accrued liabilities
47
51 56
Borrowings
140
322 200
Shareholders for dividends
1
3 1
345
546 428
Total equity and liabilities
4 491
5 242 4 798
Number of ordinary shares in issue
396 934 450
394 369 190
393 341 194
Net asset value per share (US cents)
816
938
885
Balance sheet converted at conversion rate of US$ 1 = R7.17 (March 2006: R6.15) (June 2005: R6.67).
The balance sheet at 30 June 2005 is in accordance with the audited balance sheet except for the effects of the adoption of IFRS 2, Share-based payments, and the change in the accounting policy relating to the capitalisation of development costs.

CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006
Share
Other
Retained
capital
reserves
earnings
Total
(Reviewed)
R million
R million
R million
R million
Balance as 1 July 2005 25 289 (586) (1 484) 23 219
Issue of share capital 200 200
Currency translation
adjustment and other
212 212
Adoption of IFRS 2,
Share-based payments
103 103
Net loss (526) (526)
Dividends paid (5) (5)
Balance at 30 June 2006
25 489 271 (2 015) 23 203
(Restated)
Balance as 1 July 2004
20 889 (1 168) 1 826 21 547
Issue of share capital 4 400 4 400
Currency translation
adjustment and other
515 515
Adoption of IFRS 2,
Share-based payments                                                                                   67
67
Net loss (3 214) (3 214)
Dividends paid (96) (96)
Balance at 30 June 2005
25 289 (586) (1 484) 23 219
Share
Other
Retained
capital
reserves
earnings
Total
(Unaudited)
US$ million
US$ million
US$ million
US$ million
Balance as 1 July 2005 3 530 (82) (207) 3 241
Issue of share capital 27 27
Currency translation
adjustment and other
30 30
Adoption of IFRS 2,
Share-based payments                                                                                   14
14
Net loss (73) (73)
Dividends paid (1) (1)
Balance at 30 June 2006
3 557 (38) (281) 3 238
(Unaudited)
Balance as 1 July 2004
3 131 (174) 275 3 232
Issue of share capital 660 660
Currency translation
adjustment and other
78 78
Adoption of IFRS 2,
Share-based payments                                                                                     9
9
Net loss (484) (484)
Dividends paid (14) (14)
Balance at 30 June 2005
3 791 (87) (223) 3 481
Balances translated at closing rates of: June 2006: US$1 = R7.17 (June 2005: US$1 = R6.67)

SUMMARISED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006
Year
Year
Year
Year
ended
ended
ended
ended
30 June
30 June
30 June
30 June
2005
2006
2006
2005
US$ million
US$ million
R million
R million
(Unaudited)
(Unaudited)
(Reviewed)
(Restated)
Cash flow from operating activities
(92) 50 Cash generated/(utilised) by operations 315 (569)
24 35 Interest and dividends received 224 149
(42) (32)   Interest paid (201) (261)
(9) (2)   Income and mining taxes paid (12) (55)
Cash generated/(utilised) by
(119) 51 operating activities 326 (736)
Cash flow from investing activities
Net proceeds on disposal of listed
412 361 investments 2 461 2 546
– (311)   Acquisition of investment in associate (2 012) –
Net additions to property, plant
(204) (257)   and equipment (1 635) (1 264)
(16) (7)   Other investing activities (44) (100)
Cash (utilised)/generated by
192 (214)    investing activities (1 230) 1 182
Cash flow from financing activities
31 (62)   Long-term loans (repaid)/raised (393) 191
(10) 29 Ordinary shares issued – net of expenses 183 (60)
(16) (1)   Dividends paid (7) (97)
Cash (utilised)/generated by
5 (34)   financing activities (217) 34
(21) 48
Foreign currency translation adjustments
197
(64)
Net (decrease)/increase in cash
57 (149)   and equivalents (924) 416
217 275 Cash and equivalents – 1 July 1 830 1 414
274 126 Cash and equivalents – 30 June 906 1 830
Operating activities translated at average rates of: June 2006: US$1 = R6.36 (June 2005: US$1 = R6.18)
Closing balance translated at closing rates of: June 2006: US$1 = R7.17 (June 2005: US$1 = R6.67)

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 30 JUNE 2006 (Unaudited)
Three
Three
Three               Three
months
months
months
months
ended
ended
ended
ended
31 March
30 June
30 June
31 March
2006
2006
2006
2006
US$ million
US$ million
R million
R million
Cash flow from operating activities
37 62 Cash generated by operations 405 229
12 7 Interest and dividends received 48 76
(8) (9)   Interest paid (59) (48)
(1) (1)   Income and mining taxes paid (4) (5)
40 59 Cash generated by operating activities 390 252
Cash flow from investing activities
(327) – Acquisition of investment in associate – (2 012)
Net additions to property, plant
(61) (73)   and equipment (471) (378)
(3) (4)   Other investing activities (26) (21)
(391) (77)   Cash utilised by investing activities (497) (2 411)
Cash flow from financing activities
148 (156)   Long-term loans (repaid)/raised (1 008) 910
2 20 Ordinary shares issued – net of expenses 128 10
– (1)   Dividends paid (7) –
150 (137)   Cash (utilised)/generated by financing activities (887) 920
31
(9)   Foreign currency translation adjustments
119 106
(170) (164)   Net decrease in cash and equivalents (875) (1 133)
Cash and equivalents – beginning
460 290 of quarter 1 781 2 914
290 126 Cash and equivalents – end of quarter 906 1 781
Operating activities translated at average rates of: June 2006 quarter: US$1 = R6.47 (March 2006 quarter:
US$1 = R6.39)
Closing balance translated at closing rates of: June 2006: US$1 = R7.17 (March 2006: US$1 = R6.15)

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/
(UTILISED) BY OPERATIONS – PERIOD ENDED 30 JUNE 2006 (Unaudited)
Year
Year
Quarter
Quarter
ended
ended
ended
ended
30 June
30 June
30 June
31 March
2006
2005
2006
2006
R million
R million
R million
R million
Cash operating profit
1 458 868 645 306
Other cash items per income statement:
Other income 218 123 58 75
Employment termination, restructuring
and care and maintenance costs
(96) (638) (37) (30)
Corporate, administration and
other expenditure
(187) (206) (53) (6)
Exploration expenditure (106) (72) (35) (21)
Provision for rehabilitation costs (6) (6) – (1)
Cash flow statement adjustments:
Cost of Avgold currency hedge and
close out of hedges
(344) (212) (143) (63)
Profit on sale of mining assets (53) (78) (12) (13)
Interest and dividends received (224) (149) (48) (76)
Other non-cash items (84) (56) (33) (30)
Effect of changes in operating working
capital items:
Receivables (119) 235 25 (30)
Inventories (83) (49) (68) (33)
Accounts payable (22) (290) 81 144
Accrued liabilities (37) (39) 24 7
Cash generated/(utilised) by operations
315 (569) 405 229

NOTES TO THE RESULTS FOR THE YEAR ENDED 30 JUNE 2006
1.   Basis of accounting
The reviewed quarter and year-end results have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with international accounting standards IAS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year, except for the adoption of the revised international accounting standards (IAS) forthcoming from the
IAS improvements project and the changes which are described in Notes 2 and 3.
2.
New accounting policies adopted
(a)
Share-based Payments (IFRS 2)
On 1 July 2005, the Company adopted the requirements of IFRS 2, Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity-settled payments after 7 November 2002 that were unvested as at 1 January 2005. The Company issues equity-settled instruments to certain qualifying employees under an Employee Share Option
Scheme to purchase shares in the Company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. The total fair value of the options granted is recorded as deferred share-based compensation as a separate component of shareholders’ equity with a corresponding amount recorded as share premium. The deferred share-based compensation is expensed over the vesting period, based on the
Company’s estimate of the shares that are expected to eventually vest. The Company used the binominal option pricing model in determining the fair value of the options granted.
The impact of this adjustment on the net profit/(loss) is an expense of R103 million for the June
2006 year to date (June 2005 year to date: R67 million) (June 2006 quarter: R10 million)
(March 2006 quarter: R30 million) (June 2005 quarter: R27 million).
(b)
Determining whether an arrangement contains a lease (IFRIC 4)
On 1 July 2005, the Company applied the requirements of IFRIC 4, Determining whether an arrangement contains a lease. The objective of the interpretation is to determine whether an arrangement contains a lease that falls within the scope of IAS 17, Leases. The lease is then accounted in accordance with IAS 17. The application of the interpretation had no impact on the results of the quarter or any prior reporting period.
3. Change in accounting policy
(a)
Capitalisation of mine development costs
Previously mine development costs were capitalised when the reef horizon was intersected.
Expenditure for all development that will give access to proven and probable ore reserves will now be capitalised. Capitalised costs are amortised over the estimated life of the proven and probable reserves to which the costs give access.
The impact of this adjustment on the net profit/(loss) is as follows:
–   A decrease in the cash operating costs of R659 million for the June 2006 year to date
(June 2005 year to date: R590 million) (June 2006 quarter: R200 million) (March 2006 quarter:
R160 million) (June 2005 quarter: R139 million).

–  Additional amortisation charges of R314 million for the June 2006 year to date (June 2005 year to date: R213 million) (June 2006 quarter: R99 million) (March 2006 quarter: R82 million)
(June 2005 quarter: R68 million).
–  Taxation effect of the capitalised development costs and additional amortisation charges of
R74 million for June 2006 year to date (June 2005 year to date: R74 million) (June 2006 quarter:
R23 million) (March 2006 quarter: R18 million) (June 2005 quarter: R15 million).
4.
Commodity Contracts:
The Harmony Group’s outstanding commodity contracts against future production, by type at 30 June 2006 are indicated below. The total net delta of the hedge book at 30 June 2006 was 356 849 oz (11,099 kg).
Year
30 June
30 June
30 June
2007
2008
2009
Total
Australian Dollar Gold:
Forward contracts
Kilograms 4,572 3,110 3,110 10,793
Ounces 147,000 100,000 100,000 347,000
AUD per oz 515 518 518 516
Call options sold Kilograms 311 – – 311
Ounces 10,000 – – 10,000
AUD per oz 562 – – 562
Total commodity contracts
Kilograms 4,883 3,110 3,110 11,104
Ounces 157,000 100,000 100,000 357,000
Total net gold **
Delta (kg) 4,885 3,111 3,104 11,099
Delta (oz) 157,056 100,006 99,788 356,849
** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the
Black-Scholes option formula with the ruling market prices, interest rates and volatilities at
30 June 2006.
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
The mark-to-market of these contracts was a negative R631 million (negative USD88 million)
at 30 June 2006 (at 31 March 2006: negative R654 million or negative USD106 million). The values at
30 June 2006 were based on a gold price of USD600 (AUD808) per ounce, exchange rates of
USD1/R7.17 and AUD1/USD0.74 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.
At 25 July 2006, the marked-to-market value of the hedge book was a negative R654 million (negative
USD93 million), based on a gold price of USD622 (AUD823) per ounce, exchange rates of USD1/R7.03 and AUD1/USD0.76 and prevailing market interest rates and volatilities at that time. Harmony closed out 10,000oz call options subsequent to 30 June 2006 at a cost of R14 million (USD2 million).

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.
Harmony closed out 75,000oz forward contracts during the quarter ending 30 June 2006 at a cost of
R143 million (USD23 million). During the quarter ended 31 March 2006, Harmony closed out 25,000oz call option contracts at a cost of R63 million (USD10 million).
Interest Rate Swaps:
The Group had interest rate swap agreements to convert R600 million of its R1,2 billion senior unsecured fixed rate bond (HAR1) to variable rate debt. The interest rate swap ran over the term of the bond and interest was received at a fixed rate of 13% and the company payed floating rate based on
JIBAR plus a spread ranging from 1.8% to 2.2%. The bond as well as the interest rate swaps matured on 14 June 2006 and was settled in full.
These interest rate swaps were designated as fair value hedges. The marked-to-market value of the transactions was a NIL at 30 June 2006 (at 31 March 2006 positive R25 million or USD4 million, based on the prevailing interest rates and volatilities at the time).
5.
Audit review
The condensed year-end results have been reviewed in terms of the Listings Requirements of the JSE Limited by the company’s auditors, PricewaterhouseCoopers Inc. This unqualified review opinion is available for inspection at the company’s registered office. The results for quarter 3 and 4 of the 2006 financial year presented in this document has not been reviewed.
Z B Swanepoel
N V Qangule
Chief Executive
Financial Director
Virginia
4 August 2006

DEVELOPMENT RESULTS (metric)
Quarter ended 30 June 2006
Quarter ended 31 March 2006
Channel Channel
Channel Channel
Reef Sampled
width
value
Gold
Reef Sampled
width
value
Gold
metres
metres
(cm’s)
(g/t)  (cmg/t)
metres
metres
(cm’s)
(g/t)   (cmg/t)
Randfontein
VCR Reef
1,206
1,099
61
29.34
1,797
1,136
1,062
62
21.59
1,334
UE1A
691
650
100
11.16
1,121
674
610
146
7.39
1,076
E8 Reef
238
149
152
5.01
762
260
240
118
5.69
672
Kimberley Reef
432
553
163
5.30
866
608
535
176
4.63
815
South Reef
–
–
–
–
–
38
36
167
1.05
175
All Reefs
2,567
2,451
100
13.42
1,345
2,716
2,483
114
9.46
1,078
Free State
Basal
1,360
929
97
11.98
1156
1,359
843
96
10.07
965
Leader
974
900
167
5.03
839
910
774
202
5.69
1148
A Reef
603
530
89
5.56
494
612
676
169
3.04
515
Middle
197
198
241
4.27
1,029
167
102
238
1.86
443
B Reef
431
363
80
11.05
884
477
453
62
20.74
1286
All Reefs
3,565
2,920
125
7.19
896
3,525
2,848
142
6.63
940
Evander
Kimberley Reef 1,312
1,308
68
21.84
1,492
1,697
1,707
72
19.94
1,435
Elandskraal
VCR Reef
421
396
497
4.55
2,261
179
82
141
8.00
1,130
Orkney
Vaal Reef
–
–
–
–
–
67
12
132
0.93
123
VCR
–
–
–
–
–
–
–
–
–
–
All Reefs
–
–
–
–
–
67
12
132
0.93
123
Target
Elsburg
585
470
331
3.92
1,298
405
355
298
7.09
2,109
Freegold JV
Basal
1,180
1,053
35
50.32
1,779
952
908
64
17.67
1,134
Beatrix
191
171
126
5.60
703
256
246
129
6.47
836
Leader
17
9
210
4.43
930
–
–
–
–
–
B Reef
–
–
–
–
–
–
–
–
–
–
All Reefs
1,388
1233
49
33.04
1,624
1,208
1,154
78
13.72
1,070

DEVELOPMENT RESULTS (imperial)
Quarter ended 30 June 2006
Quarter ended 31 March 2006
Channel Channel
Channel Channel
Reef  Sampled
width
value
Gold
Reef  Sampled
width
value
Gold
feet
feet (inches)
(oz/t) (in.oz/t)
feet
feet (inches)
(oz/t) (in.oz/t)
Randfontein
VCR Reef
3,958
3,606
24
0.86
21
3,727
3,484
24
0.64
15
UE1A
2,266
2,133
40
0.33
13
2,211
2,001
57
0.21
12
E8 Reef
781
489
60
0.15
9
853
787
46
0.17
8
Kimberley Reef
1,418
1,814
64
0.16
10
1,996
1,754
69
0.13
9
South Reef
–
–
–
0.00
–
124
118
66
0.03
2
All Reefs
8,423
8,041
39
0.38
15
8,911
8,144
45
0.27
12
Free State
Basal
4,461
3,048
38
0.35
13
4,457
2,766
38
0.29
11
Leader
3,195
2,953
66
0.15
10
2,984
2,539
79
0.17
13
A Reef
1,978
1,739
35
0.16
6
2,009
2,218
67
0.09
6
Middle
645
650
95
0.12
12
549
335
94
0.05
5
B Reef
1,415
1,191
31
0.33
10
1,565
1,486
24
0.62
15
All Reefs
11,694
9,581
49
0.21
10   11,564
9,344
56
0.19
11
Evander
Kimberley Reef 4,304
4,291
27
0.63
17
5,568
5,600
28
0.59
16
Elandskraal
VCR Reef
1,383
1,299
196
0.13
26
589
269
56
0.23
13
Orkney
Vaal Reef
–
–
–
–
–
219
39
52
0.03
1
VCR
–
–
–
–
–
–
–
–
0.00
–
All Reefs
–
–
–
–
–
219
39
52
0.03
1
Target
Elsburg
1,920
1,542
130
0.11
15
1,330
1,165
117
0.21
24
Freegold JV
Basal
3,870
3,455
14
1.46
20
3,123
2,978
25
0.52
13
Beatrix
625
561
49
0.16
8
839
807
51
0.19
10
Leader
57
30
83
0.13
11
–
–
–
–
–
B Reef
–
–
–
–
–
–
–
–
–
–
All Reefs
4,552
4,046
19
0.98
19
3,962
3,785
31
0.40
12

CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax:          +27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*
†
,
Dr D S Lushaba*, F T de Buck*, M Motloba*,
N V Qangule, C M L Savage*
(*non-executive) (
†
Mozambique)
Investor Relations
Philip Kotze
Executive: Investor Relations
Telephone:
+27 11 684 0147
Fax: +27 11 684 0188
Cell: +27 (0) 83 453 0544
E-mail: philip.kotze@harmony.co.za
Lizelle du Toit
Investor Relations Officer
Telephone:
+27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za
Marian van der Walt
Company Secretary
Telephone:    +27 11 411 2037
Fax:             +27 11 411 2398
Cell:             +27 (0) 82 888 1242
E-mail:         marian.vanderwalt@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
Telephone:  +27 11 832 2652
Fax:           +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone:  +44 870 162 3100
Fax:           +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone:   +1888-BNY ADRS
Fax:            +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
NASDAQ HMY
Issuer code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

NOTES

PRINTED BY INCE (PTY) LTD REF. W2CF00194

NOTES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 07 August, 2006
Harmony Gold Mining Company Limited
By:      /s/  Nomfundo Qangule
Name: Nomfundo Qangule
Title:    Chief Financial Officer